Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2016 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements concerning our business, operations and financial performance and conditions, as well as our plans, objectives and expectations for our business operations and financial performance and conditions. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our ongoing Phase 3 pediatric study of TransCon human Growth Hormone (“hGH”) and our planned Phase 1 studies of TransCon Parathyroid Hormone (“PTH”) and TransCon C-Type Natriuretic Peptide (“CNP”);

•	our plans to file with the Therapeutic Goods Administration in Australia in the second quarter of 2017 and initiate a Phase 1 trial of TransCon PTH during the third quarter of 2017, and to file an Investigational New Drug Application, or IND, or equivalent for TransCon CNP in the fourth quarter of 2017;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology and file INDs or equivalents for such product candidates;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2016 — “Item 3.D. Risk Factors”. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a biopharmaceutical company applying our TransCon technology to develop a pipeline of sustained release prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by applying TransCon technology to parent drugs with clinical proof-of-concept. We are developing our most advanced product candidate, TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. In August 2016, we initiated a pivotal global Phase 3 study of TransCon hGH, the heiGHt Trial, in children with GHD. In 2015, we successfully completed a Phase 2 randomized controlled study of TransCon hGH to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD.

We are also using our TransCon technology platform to develop TransCon PTH for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We are currently conducting toxicology studies to support a regulatory filing, and expect to file with the Therapeutic Goods Administration in Australia during the second quarter of 2017 and initiate a Phase 1 trial during the third quarter of 2017 for TransCon PTH. We believe our TransCon PTH may solve significant unmet medical needs, and provide patients suffering from hypoparathyroidism with a more physiological parathyroid hormone replacement therapy than currently approved drugs.

We are also developing TransCon CNP for the treatment of achondroplasia, the most common form of dwarfism. Currently, there are no therapies for achondroplasia approved by the U.S. Food and Drug Administration, or the FDA. TransCon CNP is based on our TransCon technology platform and C-type natriuretic peptide, a therapeutic target with extensive preclinical data. We are completing our toxicology studies and scaling up our manufacturing to support an IND or equivalent regulatory filing in another country in the fourth quarter of 2017.

Outside rare endocrine disorders, we have developed a pipeline of sustained release prodrug product candidates, such as TransCon Ranibizumab in the field of ophthalmology, for which we partnered with Genentech, TransCon Peptides for the treatment of diabetes, for which we partnered with Sanofi, and TransCon Treprostinil, which demonstrated promising pharmacokinetics in a Phase 1 study in healthy adult volunteers completed in 2015.

We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technology, Complex Biosystems GmbH. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales. On February 2, 2015, we sold 6,900,000 American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value DKK 1 per share, in our initial public offering (“IPO”) at a price of $18.00 per ADS, for aggregate gross proceeds to us of $124.2 million, equivalent to €109.8 million at the date of closing. On October 24, 2016, we completed the sale of an aggregate of 6,315,789 ADSs and on November 2, 2016, we completed the additional sale of an aggregate of 861,878 ADSs pursuant to a partial exercise of the underwriters’ option to purchase additional ADSs in the October offering. Aggregate gross proceeds from the offering were $136.4 million, equivalent to approximately €124.9 million at the dates of closing.

We had a net loss of €25.1 million for the three months ended March 31, 2017 and a net loss of €68.5 million for the year ended December 31, 2016. Our total equity was €154.8 million as of March 31, 2017 compared to €176.6 million as of December 31, 2016. We have not generated royalties or revenues from product sales, and do not expect to generate royalties or revenues from product sales prior to regulatory approval of any of our product candidates.

Results of Operations

Comparison of the three months ended March 31, 2017 and 2016 (unaudited):

	Three Months Ended March 31,
	2017	2016
	(EUR’000)	(EUR’000)
Revenue	372	1,258
Research and development costs	(20,608)	(16,242)
General and administrative expenses	(3,325)	(2,908)

Operating profit / (loss)	(23,561)	(17,892)
Finance income	130	20
Finance expenses	(1,722)	(2,764)

Profit / (loss) before tax	(25,153)	(20,636)

Tax on profit / (loss) for the period	14	118

Net profit / (loss) for the period	(25,139)	(20,518)

Revenue

The following table summarizes our revenue for the three months ended March 31, 2017 and 2016 (unaudited):

	Three Months Ended March 31,
	2017	2016
	(EUR’000)	(EUR’000)
Revenue from the rendering of services	372	513
License income	—	745

Total revenue	372	1,258

Total revenue for the three months ended March 31, 2017 was €0.4 million, a decrease of €0.9 million, or 70%, compared to total revenue of €1.3 million for the three months ended March 31, 2016. This change was due to a decrease of €0.7 million in license income, as the recognition of deferred income under our initial collaboration with Genentech had been completed by the end of 2016, and a decrease of €0.2 million in revenue from rendering of services under the same collaboration, due to fewer services rendered by us.

As of March 31, 2017, we had deferred income of €0.1 million arising from our collaboration agreement with Genentech similar to €0.1 million as of December 31, 2016. This deferred income will be recognized as revenue as we and our collaboration partner progress the development projects.

Research and Development Costs

Research and development costs increased to €20.6 million for the three months ended March 31, 2017 from €16.2 million for the three months ended March 31, 2016. The increase of €4.4 million, or 27%, is primarily attributable to a €2.2 million increase in external development costs related to our TransCon PTH project and a €1.9 million increase in external development costs related to our TransCon CNP project, due to the continued development and progress with these two product candidates. External development costs to our TransCon hGH project decreased by €1.9 million, or 17%, primarily due to the high manufacturing costs in the first quarter of 2016, and despite increasing costs to the ongoing pivotal global Phase 3 study of TransCon hGH, initiated in August 2016. Other research and development costs increased by approximately €2.2 million, or 40%, primarily driven by an increase in personnel costs of €1.5 million due to a higher number of employees in research and development functions, and by an increase in travel and facility costs due to the growth in headcount. Research and development costs included non-cash share-based payment of €1.3 million for the three months ended March 31, 2017 and €1.0 million for the three months ended March 31, 2016.

General and Administrative Expenses

General and administrative expenses were €3.3 million for the three months ended March 31, 2017, an increase of €0.4 million, or 14%, compared to general and administrative expenses of €2.9 million for the three months ended March 31, 2016. The increase is primarily due to an increase in personnel costs of €0.5 million for additional administrative personnel, partly offset by a decrease in professional fees of €0.2 million. Other general and administrative expenses increased by €0.1 million due to the general increase in operating activities. General and administrative expenses included non-cash share-based payment of €1.4 million for the three months ended March 31, 2017, and €1.1 million for the three months ended March 31, 2016.

Finance Income and Finance Expenses

Finance income was €130 thousand for the three months ended March 31, 2017, compared to €20 thousand for the three months ended March 31, 2016. Finance expenses were €1.7 million for the three months ended March 31, 2017, compared to €2.8 million in the same period of 2016. The €1.1 million decrease in net finance expenses was due to changes in exchange rates in the current period compared to the same period of last year, where the U.S. Dollar decreased significantly compared to the Euro. During the three months ended March 31, 2017, the US Dollar weakened against the Euro, and we recognized an unrealized exchange rate loss of €1.6 million on our cash positions maintained in US Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

We did not hold any interest-bearing debt for any of the periods presented.

Tax for the Period

Tax for the three months ended March 31, 2017 was a net credit of €14 thousand compared to a net credit of €118 thousand for the three months ended March 31, 2016. Taxes for the three months ended March 31, 2017 were comprised of an estimated tax credit of €132 thousand in the group of Danish companies partly offset by tax payments of €118 thousand in our U.S. and German subsidiaries. Taxes for the three months ended March 31, 2016 were comprised of an estimated tax credit of €183 thousand in the group of Danish companies partly offset by tax payments of €65 thousand in our U.S. and German subsidiaries.

Liquidity and Capital Resources

As of March 31, 2017, we had cash and cash equivalents totaling €157.6 million compared to €180.3 million as of December 31, 2016. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. On February 2, 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or approximately €101.4 million at such date) after deducting underwriting commissions and offering expenses. On October 24, 2016, we completed a follow-on public offering of ADSs, with net proceeds of $111.7 million (or €102.6 million), after deducting underwriters’ commissions and offering expenses. On November 2, 2016, we completed the partial exercise of the underwriters’ option to purchase additional ADSs, with net proceeds of $15.4 million (or €14.0 million) after deducting underwriters’ commissions and offering expenses payable by us. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not owe any debt to third parties.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of March 31, 2017 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	the progress, timing, scope, results and costs of our preclinical studies and clinical trials for our product candidates and manufacturing activities that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of postmarketing studies that could be required by regulatory authorities;

•	our progress and the progress of our collaboration partners in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technology, including further development of our TransCon technology; and

•	the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited three month periods ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
	(EUR’000)	(EUR’000)
Cash flows from / (used in) operating activities	(21,250)	(14,884)
Cash flows used in investing activities	(377)	(138)
Cash flows from / (used in) financing activities	644	—

Net increase / (decrease) in cash and cash equivalents	(20,983)	(15,022)

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the three months ended March 31, 2017 was €21.3 million compared to €14.9 million for the three months ended March 31, 2016. The net loss for the three months ended March 31, 2017 was €25.1 million, which was adjusted by non-cash charges of €0.2 million for depreciation and €2.7 million for share-based payments. Net finance expenses, primarily comprising exchange rate adjustments, of €1.6 million and net tax credits of €14 thousand, were reversed. The net change in working capital of €0.6 million was primarily comprised of a €4.9 million increase in prepayments and other receivables, partly offset by a €4.4 million increase in trade payables and other payables. Deposits and trade receivables increased by a net amount of €0.1 million. We received net finance income of €0.1 million and paid taxes of net €54 thousand in the three months ended March 31, 2017.

Net cash used in operating activities for the three months ended March 31, 2016 was €14.9 million compared to €7.1 million for the three months ended March 31, 2015. The net loss for the three months ended March 31, 2016 was €20.5 million, which was adjusted by non-cash charges of €0.2 million for depreciation and €2.1 million for share-based payments. Net finance expenses, primarily comprising exchange rate adjustments, of €2.7 million and net tax credits of €0.1 million, were reversed. The net change in working capital of €0.7 million was primarily comprised of a €1.7 million decrease in prepayments, partly offset by a decrease in deferred income of €0.7 million. Deposits, trade receivables and other receivables increased by a net amount of €0.3 million. We received income tax refunds of €24 thousand in the three months ended March 31, 2016.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2017 of €0.4 million were primarily related to acquisition of equipment for use in the laboratories of our German facility.

Cash flows used in investing activities for the three months ended March 31, 2016 of €0.1 million were related to acquisition of equipment for use in our new offices in Denmark and in the laboratories of our German facility.

Cash Flows From / (Used in) Financing Activities

Cash flows from financing activities for the three months ended March 31, 2017 of €0.6 million were solely related to exercise of warrants by current and former employees.

There were no cash flows from financing activities for the three months ended March 31, 2016.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. Dollars under our collaborations. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on offering on October and November 2016 were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

Interest Rate Risk

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash, cash equivalents and marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. Our trade receivables consist of a small number of large transactions with our collaboration partners and other biopharmaceutical companies. This may lead to significant concentration of credit risk, but we consider the credit risk for each of our collaboration partners, and other customers with whom we conduct business, to be low. We limit our credit risk on cash and cash equivalents by depositing our cash reserves with banks that maintain high credit ratings assigned by international credit-rating agencies.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves at banking facilities, continuously monitoring our cash forecasts and actual cash flows, and matching the maturity profiles of financial assets and liabilities. Based on our current operating plan, we believe that our existing cash and cash equivalents as of March 31, 2017 are sufficient to meet our projected cash requirements for at least the 12 months from the date of this report.